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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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                                                                 SEC FILE NUMBER
                                                                      0-9403
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                                  FORM 12B-25
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                                                                  CUSIP NUMBER
                                                                  628735-20-1
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                          NOTIFICATION OF LATE FILING

(Check one):  [_]   Form 10-K & Form 10-KSB   [_]  Form 20-F     [_]  Form 11-K
              [X]   Form 10-Q & Form 10-QSB   [_]  Form N-SAR

              For Period Ended: September 30, 1995
                                ------------------------------------------------
              [_]    Transition Report on Form 10-K
              [_]    Transition Report on Form 20-F
              [_]    Transition Report on Form 11-K
              [_]    Transition Report on Form 10-Q
              [_]    Transition Report on Form N-SAR
              For the Transition Period Ended:__________________________________

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 Read Instructions (on back page) Before Preparing Form. Please Print or Type
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant

NBI, Inc.
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Former Name if Applicable

N/A
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Address of Principal Executive Office (Street and Number)

1880 Industrial Circle, Suite F
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City, State and Zip Code

Longmont, CO  80501
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PART II - RULES 12B-25(B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the

  [X] fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED.)

See attached
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PART IV - OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification:

     Marjorie Cogan                    (303)                684-2700
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               (Name)                  (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                             [X]  Yes    [_]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X]  Yes     [_]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     see attached
================================================================================


                                   NBI, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  November 15, 1995                   By:  /s/ Marjorie A. Cogan
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                                 VIOLATIONS
                             (SEE 18 U.S.C. 1001).
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                                      -2-
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Part III

During the quarter ended September 30, 1995, the Company made two significant business acquisitions. The Company has had to devote a significant amount of time during its first fiscal quarter and subsequently, to the due diligence, accounting, Form 8-K requirements and transitional issues related to these acquisitions, in addition to work on completion of its year-end audit. The Company has also had to perform significant research and work on the complex tax issues and disclosures for the quarter ended September 30, 1995 related to the acquisitions.

                                      -3-
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        The Company expects a significant change in its results of operations for the first quarter of fiscal 1996 compared to the same period of the prior fiscal year. However, because the Company and its independent certified public accountants are currently researching and evaluating certain complex accounting issues which may have a significant impact on the results of operations, the actual results of operations for the quarter ended September 30, 1995 cannot be reasonably determined at this time.





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